Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Cadmus Communications Corporation for the registration of $125 million of 8 3/8% Senior Subordinated Notes due 2014 and to the incorporation by reference therein of our reports dated July 25, 2003, with respect to the consolidated financial statements of Cadmus Communications Corporation and Subsidiaries incorporated by reference in its Annual Report (Form 10-K) for the year ended June 30, 2003, and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

August 20, 2004